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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002.

Savia, S.A. de C.V.

(Translation of registrant's name into English)

Av. Batallon de San Patricio No. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
(Registrant)

Date January 22, 2002

By ______________
(Signature) *
Bernardo Jimenez
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** Quarter: **3** Year: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**16,061,228**	**100**	**37,323,657**	**100**
2	**CURRENT ASSETS**	**7,087,360**	**44**	**9,543,957**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	402,024	3	1,441,520	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,734,746	11	1,891,862	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	291,227	2	1,060,021	3
6	INVENTORIES	4,525,070	28	5,026,075	13
7	OTHER CURRENT ASSETS	134,293	1	124,479	0
8	**LONG-TERM**	**1,040,406**	**6**	**12,546,832**	**34**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	983,440	6	1,622,344	4
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	56,966	0	10,924,488	29
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,827,666**	**18**	**3,405,742**	**9**
13	PROPERTY	2,359,122	15	2,779,521	7
14	MACHINERY AND INDUSTRIAL	1,123,268	7	1,160,758	3
15	OTHER EQUIPMENT	408,701	3	452,232	1
16	ACCUMULATED DEPRECIATION	1,072,865	7	1,022,395	3
17	CONSTRUCTION IN PROGRESS	9,440	0	35,626	0
18	**DEFERRED ASSETS (NET)**	**5,047,998**	**31**	**11,503,353**	**31**
19	**OTHER ASSETS**	**57,798**	**0**	**323,773**	**1**
20	**TOTAL LIABILITIES**	**6,444,409**	**100**	**14,611,486**	**100**
21	**CURRENT LIABILITIES**	**2,982,684**	**46**	**3,835,321**	**26**
22	SUPPLIERS	591,481	9	689,214	5
23	BANK LOANS	882,370	14	1,247,665	9
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	667,681	10	0	0
26	OTHER CURRENT LIABILITIES	841,152	13	1,898,442	13
27	**LONG-TERM LIABILITIES**	**3,272,166**	**51**	**10,646,610**	**73**
28	BANK LOANS	2,999,931	47	8,156,859	56
29	STOCK MARKET LOANS	0	0	330,951	2
30	OTHER LOANS	272,235	4	2,158,800	15
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**189,559**	3	**129,555**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**9,616,819**	**100**	**22,712,171**	**100**
34	**MINORITY INTEREST**	**991,120**	**10**	**8,318,156**	**37**
35	**MAJORITY INTEREST**	**8,625,699**	**90**	**14,394,015**	**63**
36	**CONTRIBUTED CAPITAL**	**3,997,539**	**42**	**6,298,303**	**28**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,125	0	7,212	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,491,917	16	1,491,920	7
39	PREMIUM ON SALES OF SHARES	2,498,497	26	4,799,171	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,628,160**	**48**	**8,095,712**	**36**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,853,078	123	15,028,953	66
43	REPURCHASE FUND OF SHARES	2,498,737	26	2,751,080	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,981,939)	(83)	(7,654,512)	(34)
45	NET INCOME FOR THE YEAR	(1,741,716)	(18)	(2,029,809)	(9)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**402,024**	**100**	**1,441,520**	**100**
46	CASH	303,262	75	1,065,591	74
47	SHORT-TERM INVESTMENTS	98,762	25	375,929	26
18	**DEFERRED ASSETS (NET)**	**5,047,998**	**100**	**11,503,353**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,015,260	20	1,346,631	12
49	GOODWILL	3,955,295	78	9,934,944	86
50	DEFERRED TAXES	77,443	2	221,778	2
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,982,684**	**100**	**3,835,321**	**100**
52	FOREING CURRENCY LIABILITIES	2,264,209	76	3,559,847	93
53	MEXICAN PESOS LIABILITIES	718,475	24	275,474	7
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**841,152**	**100**	**1,898,442**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,804	1	764,032	40
58	OTHER CURRENT LIABILITIES WITHOUT COST	835,348	99	1,134,410	60
27	**LONG-TERM LIABILITIES**	**3,272,166**	**100**	**10,646,610**	**100**
59	FOREING CURRENCY LIABILITIES	3,185,752	97	9,961,075	94
60	MEXICAN PESOS LIABILITIES	86,414	3	685,535	6
29	**STOCK MARKET LOANS**	**0**	**100**	**330,951**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	330,951	100
30	**OTHER LOANS**	**272,235**	**100**	**2,158,800**	**100**
63	OTHER LOANS WITH COST	272,235	100	2,158,800	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**189,559**	**100**	**129,555**	**100**
68	RESERVES	150,890	80	129,293	100
69	OTHERS LIABILITIES	38,669	20	262	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,981,939)**	**100**	**(7,654,512)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,981,939)	(100)	(7,654,512)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**   QUARTER: **3**   YEAR: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,104,676	5,708,636
73	PENSIONS FUND AND SENIORITY PREMIUMS	150,890	129,293
74	EXECUTIVES (*)	1,562	1,911
75	EMPLOYERS (*)	2,229	3,929
76	WORKERS (*)	2,972	3,842
77	CIRCULATION SHARES (*)	462,067,659	467,738,934
78	REPURCHASED SHARES (*)	8,525,275	2,854,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**5,501,734**	**100**	**6,346,543**	**100**
2	COST OF SALES	3,578,416	65	4,052,824	64
3	**GROSS INCOME**	**1,923,318**	**35**	**2,293,719**	**36**
4	OPERATING	2,437,631	44	2,927,971	46
5	**OPERATING INCOME**	**(514,313)**	**(9)**	**(634,252)**	**(10)**
6	TOTAL FINANCING COST	348,688	6	409,547	6
7	**INCOME AFTER FINANCING COST**	**(863,001)**	**(16)**	**(1,043,799)**	**(16)**
8	OTHER FINANCIAL OPERATIONS	496,470	9	839,885	13
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,359,471)**	**(25)**	**(1,883,684)**	**(30)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	836,475	15	450,261	7
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(2,195,946)**	**(40)**	**(2,333,945)**	**(37)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,195,946)**	**(40)**	**(2,333,945)**	**(37)**
14	INCOME OF DISCONTINUOUS OPERATIONS	(1,150,728)	(21)	452,699	7
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(1,045,218)**	**(19)**	**(2,786,644)**	**(44)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	875,563	16	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(1,920,781)**	**(35)**	**(2,786,644)**	**(44)**
19	NET INCOME OF MINORITY INTEREST	(179,065)	(3)	(756,835)	(12)
20	**NET INCOME OF MAJORITY INTEREST**	**(1,741,716)**	**(32)**	**(2,029,809)**	**(32)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**5,501,734**	**100**	**6,346,543**	**100**
21	DOMESTIC	327,343	6	743,355	12
22	FOREIGN	5,174,391	94	5,603,188	88
23	TRANSLATED INTO DOLLARS (***)	541,583	10	586,463	9
6	**TOTAL FINANCING COST**	**348,688**	**100**	**409,547**	**100**
24	INTEREST PAID	653,477	187	1,085,723	265
25	EXCHANGE LOSSES	34,965	10	0	0
26	INTEREST EARNED	145,827	42	293,262	72
27	EXCHANGE PROFITS	0	0	62,570	15
28	GAIN DUE TO MONETARY POSITION	(193,927)	(56)	(320,344)	(78)
8	**OTHER FINANCIAL OPERATIONS**	**496,470**	**100**	**839,885**	**100**
29	OTHER NET EXPENSES (INCOME) NET	499,346	101	838,492	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(2,876)	(1)	1,393	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**836,475**	**100**	**450,261**	**100**
32	INCOME TAX	761,684	91	152,502	34
33	DEFERED INCOME TAX	74,657	9	297,752	66
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	134	0	7	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,574,588	6,419,393
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	6,942,716	7,967,005
39	OPERATION INCOME (**)	(920,669)	(1,008,291)
40	NET INCOME OF MAYORITY INTEREST(**)	(2,843,925)	(3,793,124)
41	NET CONSOLIDATED INCOME (**)	(3,496,664)	(3,474,461)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(1,920,781)**	**(2,786,644)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	727,437	1,102,257
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(1,193,344)**	**(1,684,387)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,635,712	622,551
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**442,368**	**(1,061,836)**
6	CASH FLOW FROM EXTERNAL FINANCING	(6,418,630)	(2,329,938)
7	CASH FLOW FROM INTERNAL FINANCING	(70)	(47)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(6,418,700)**	**(2,329,985)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**5,627,972**	**4,272,527**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(348,360)	880,706
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	750,384	560,814
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	402,024	1,441,520

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**727,437**	**1,102,257**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	584,156	974,126
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	143,281	128,131
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,635,712**	**622,551**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,080,671	956,183
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	845,114	434,335
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	278,543	(329,943)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(187,327)	(292,083)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(381,289)	(145,941)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(6,418,630)**	**(2,329,938)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,778,165	330,951
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	264,959	1,682,863
27	(-) BANK FINANCING AMORTIZATION	(8,148,766)	(2,416,968)
28	(-) STOCK MARKET AMORTIZATION	(327,568)	0
29	(-) OTHER FINANCING AMORTIZATION	(985,420)	(1,926,784)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(70)**	**(47)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(70)	(47)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**5,627,972**	**4,272,527**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	7,632,990	5,591,632
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(172,858)	(286,986)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(1,832,160)	(1,032,119)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(34.91) %	(43.91) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(32.97) %	(26.35) %
3	NET INCOME TO TOTAL ASSETS (**)	(21.77) %	(9.31) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.10) %	(11.50) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.43 times	0.21 times
7	NET SALES TO FIXED ASSETS (**)	2.46 times	2.34 times
8	INVENTORIES ROTATION (**)	0.99 times	1.03 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	74 days	70 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.84 %	10.19 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	40.12 %	39.15 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.67 times	0.64 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	84.57 %	92.54 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	115.72 %	312.61 %
15	OPERATING INCOME TO INTEREST PAID	(0.79) times	(0.58) times
16	NET SALES TO TOTAL LIABILITIES (**)	1.08 times	0.55 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.38 times	2.49 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.86 times	1.18 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.10 times	0.65 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.48 %	37.59 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(21.69) %	(26.54) %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	29.73 %	9.81 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.68 times	(0.98) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(3.07) %	(6.72)

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(6.04)	$	(8.06)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(6.81)	$	(7.25)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	1.28	$	(0.13)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	1.90	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	18.67	$	30.77
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.09 times		1.42 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.26 times		5.37 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Executive Summary

· Savia's results in the third quarter of 2001 reflect the effects of operational measures implemented within its structure and those of its subsidiaries.

· Savia's net consolidated sales rose to U.S. $160 million in the third quarter of 2001, a 4% less than that reported in 2000. The operating expenses were reduced by 22% compared to the prior year. As a result of measures previously announced, loss from operations were reduced by U.S. $53 million and cash flow from operations was positive, clearly indicating a recovery trend.

· Seminis improved its operating results for the fourth consecutive quarter. During the third quarter of 2001, Seminis increased its sales of seed by 24%, increasing its gross margin to 62% of sales, reducing its operating expenses by 21% and its working capital requirements. In addition, the company's cash flow showed recuperation reaching U.S. $15 million in comparison to a negative cash flow in the third quarter of 2000. The initiatives launched by the company in September of 2000 continued to strengthen the business' operation and the fulfillment of its financial obligations. During the quarter, the company made a payment to its bankers of U.S. $16 million. Based on these results, the company anticipates that it will continue to meet its financial obligations in a timely manner.

· Bionova reported sales 3% greater than those obtained in the third quarter of 2000 and a recovery of U.S. $1 million in its operating results. Aware of its strengths in the areas of research and development, Bionova decided to concentrate its strategic development in disease resistant plants, one of the market's most attractive segments. During the quarter the company continued to explore technology agreements and new sources of financing. In addition, the company continued negotiations on the lawsuit promoted by Grace Brothers Limited.

· Another of Savia's relevant businesses is Desarrollo Inmobiliario Omega. This company is the owner of 820 hectares of real estate with some of the best development potential in the Monterrey metropolitan area (Mexico). Its strategy has been to concentrate on residential developments offering high quality of life and targeted at the middle and high-end segments of the market. To date, infrastructure investments have been partially completed positioning the company as a cash flow generator.

Discussion of Results

Monterrey, Mexico, October 26, 2001 Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI) today announced its third quarter results for 2001.

CONSOLIDATED THIRD QUARTER RESULTS

For the purpose of reporting third quarter results for 2001 and the comparative results for the year 2000, the results of Seguros Comercial América and Empaques Ponderosa are reported as discontinued operations.

Net Consolidated Sales:
Net consolidated sales from continuing operations reached U.S. $160 million

in the third quarter of 2001, a reduction of 4% from the third quarter in 2000. Sales for the quarter by currency were: 41% were denominated in U.S. dollars, 20% in Euros, 19% in Mexican Pesos and the remaining 20% in Asian and other currencies.

Consolidated Operating Income:
Consolidated income from continuing operations recovered U.S. $53 million during the quarter and reached an operating loss of U.S. $6 million compared to a loss of U.S. $59 million reported in 2000. This substantial reduction in operating loss was the result of a 31% decrease in the cost of sales and a reduction of 22% in operating expenses. The company's cash flow reported U.S. $1 million from a negative cash flow of U.S. $51 million in 2000, a clear indication of the recovery of the business.

Net Consolidated Income:
Net consolidated income from operations continued to reverse its negative trend for the third consecutive quarter. The company reported a loss of U.S. $110 million compared with a loss of U.S. $178 million reported in the same period last year. The majority loss for the third quarter rose to U.S. $89 million, or a loss of 1.84 pesos per share (U.S. $0.77 per ADR).

THIRD QUARTER RESULTS FOR THE PRINCIPAL SUBSIDIARIES

Seminis
Total sales for Seminis (NASDAQ SMNS) grew 14 % in the third quarter of 2001 when compared to the same period last year. This important increase was obtained despite a slight reduction in demand for seeds in South America and the Middle East as a result of the economic situation in those regions. Sales in North America and Europe grew by 25%. Gross profit increased to 62% of sales in comparison to 23% in the same quarter in 2000. During the period Seminis reduced operational expenses by 21%. The reduction in costs and operating expenses are planned not-to affect the growth of the business in the medium and long term. Accounts receivable were reduced by 11% and inventories by 16%, improving the efficiency on working capital. Operating income reached U.S. $10 million and reversed the loss of U.S. $50 million incurred in 2000. As a result of these initiatives, the company had a positive cash flow of U.S. $15 million in comparison to a negative cash flow of U.S. $44 million in the same period last year. The cash flow generated during the quarter allowed the company to reduce its bank debt by U.S.$16 million and fulfill the financial commitments previously agreed upon.

Bionova

Results for Bionova (AMEX BVA) showed sales of U.S. $42 million for the third quarter of 2001. This represents an increase of 3% compared to the prior year. During the quarter gross income double to U.S. $4 million. Operating income registered a loss of U.S. $5 million in the third quarter of 2001, an improvement over the loss of U.S. $6 million reported in the third quarter of last year and a clear indication of the improvement lawsuit promoted by Grace Brothers Limited.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

YEAR TO DATE RESULTS

Net Consolidated Sales
Net consolidated sales were U.S. $576 million, a decrease of 13% in comparison to the same period last year. This reduction was due primarily to Savia's discontinued operations, the effect of currency exchange rates and a slight reduction in sales. Sales for the period by currency were: 43% are denominated in U.S. dollars, 21% in Euros, 18% in Mexican Pesos and the remaining 18% in Asian and other currencies.

Consolidated Operating Income
Consolidated operating income accumulated to the end of the third quarter of 2001, which includes extraordinary charges of U.S. $73 million, reported a loss of U.S. $54 million, a 19% improvement over the results of 2000. This recovery was the result of a reduction in operating expenses of 17% and a reduction in costs of sales of 12%. Cash flow grew U.S. $10 million reaching a negative cash flow of U.S. $34 million during the period.

Net Consolidated Income
Net consolidated loss in this period was U.S. $201 million, a figure 31% less than the loss reported for the same period in 2000. The majority loss reached U.S. $182 million, a reduction of U.S. $30 million , or an improvement of 14%.

YEAR TO DATE RESULTS
FOR THE PRINCIPAL SUBSIDIARIES

Seminis:
Sales for Seminis' continuing operations through the third quarter of 2001 reached U.S. $371 million, a reduction of 10% with respect to the same period last year. Operating expenses were reduced by 15% to the reported U.S. $186 million for the first nine months of 2001. Inventories were reduced by 16%, payables were reduced by 13% and days of sales outstanding were reduced from 130 in 2000 to 112 in 2001. Operating loss reached U.S. $15 million, a 36% improvement over the results obtained in 2000. Cash flow from operations for the period improved by 74% over 2000. During the period Seminis reduced its bank debt by U.S. $33 million.

Bionova:
Sales for Bionova were U.S. $170 million, similar to those reported during the same period in 2000. The operating loss was U.S. $8 million in comparison with a loss of U.S. $19 million in the same period last year, that is, a reduction of 61% or U.S. $12 million.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its main subsidiaries are: Seminis (Nasdaq: SMNS), a global leader in the development, production and commercialization of fruit and vegetable seeds; Bionova, focused on genomics-based traits development for plant agriculture; and, Omega, a real estate development company.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

foreign companies follows the guidelines set forth in bulletin B-15. SCA reports under accounting principles established by the National Commission of Insurance and Surety, whereas Seminis and Bionova report following the generally accepted accounting principles in the United States of America (US GAAP), which differ from those generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. In addition, Seminis reports its fiscal yea the first of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

BASES OF PREPARATION OF THE FINANCIAL STATEMENTS:

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF SAVIA AND ALL ITS SUBSIDIARIES. THE INDIVIDUAL FINANCIAL STATEMENTS OF SAVIA ARE PREPARED TO COMPLY WITH LEGAL REQUIREMENTS TO WHICH IT IS SUBJECT AS AN INDEPENDENT LEGAL ENTITY; IN THESE FINANCIAL STATEMENTS THE INVESTMENT IN SHARES OF SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. COMMENCING IN 1999, THE CONSOLIDATED FINANCIAL STATEMENTS REFLECT A COMBINATION OF THE INDUSTRIAL AND COMMERCIAL ACTIVITIES WHICH THE COMPANY HAS TRADITIONALLY CARRIED OUT THROUGH ITS SUBSIDIARIES (AGROTECHNOLOGY, PACKAGING AND OTHER BUSINESSES), AND THE INSURANCE SERVICES RENDERED IN MEXICO, REPRESENTED BY THE SALE OF INSURANCE AND BONDING POLICES, AS WELL AS BY THE FINANCIAL LEASING, FACTORING, WAREHOUSING AND MORTGAGE LOAN OPERATIONS CARRIED OUT BY SCA AND ITS SUBSIDIARIES.

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED ON THE FOLLOWING BASES:

(I) ALL SIGNIFICANT INTER-COMPANY OPERATIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.

(II) THE PREPARATION OF THE FINANCIAL INFORMATION IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX-GAPP) REQUIRES THAT MANAGEMENT MAKE ESTIMATES AND ASSUMPTIONS WHICH AFFECT THE FIGURES IN THE BALANCE SHEET AND IN THE STATEMENT OF INCOME FOR THE PERIOD; ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATES.

(III) THE FINANCIAL STATEMENTS OF ALL CONSOLIDATED ENTITIES HAVE BEEN CONFORMED TO MEX-GAAP.THE SUBSIDIARIES CONSIDERED AS FOREIGN OPERATIONS ORIGINALLY PREPARE THIER FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US-GAAP). THE FINANCIAL STATEMENTS OF SCA ARE ORIGINALLY PREPARED AND ISSUED TO COMPLY WITH THE REGULATION AND ACCOUNTING PRACTICES ESTABLISHED BY THE NATIONAL INSURANCE AND BONDING COMMISSION (NIBC).

(IV) THE COMPANY APPLIES THE ACCOUNTING STANDARDS CONTAINED IN STATEMENT B-10 (RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION), AS AMENDED, AND IN STATEMENT B-15 (TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS), ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THE PRINCIPAL PROVISIONS OF THESE STANDARDS ARE AS FOLLOWS:

. INVENTORIES AND COST OF SALES FOR EACH OF THE YEARS ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COSTS. PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION AT EACH YEAR END AND FOR THE YEAR, AND OTHER NONMONETARY ASSETS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) ISSUED BY BANCO DE MEXICO (THE CENTRAL BANK).

.THE COMPONENTS OF STOCKHOLDERS' EQUITY ARE RESTATED BY THE AMOUNTS NECESSARY TO MAINTAIN THEIR PURCHASING POWER EQUIVALENT IN MEXICAN PESOS, USING FACTORS DERIVED FROM THE NCPI.

.THE CUMULATIVE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS (THE NET DIFFERENCE BETWEEN CHANGES IN THE NET REPLACEMENT COST, PRIMARILY OF INVENTORIES AND COST OF SALES, AND THE INDEXED HISTORICAL COSTS BASED ON THE NCPI) IS INCLUDED IN STOCKHOLDERS' EQUITY UNDER THE CAPTION "DEFICIT ON RESTATEMENT OF CAPITAL".

.THE PURCHASING POWER GAIN OR LOSS FROM HOLDING MONETARY ITEMS IS INCLUDED IN COMPREHENSIVE FINANCING INCOME (COST).

THE MOST IMPORTANT INDEXES (NCPI) USED TO RECOGNIZE THE EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS WERE: 348.0420 AND 327.9100 AS OF SEPT. 30, 2001 AND 1999, RESPECTIVELY (1994=100). TO RECOGNIZE INFLATION IN OTHER COUNTRIES, MAINLY THE UNITED STATES, INDEXES PUBLISHED BY THE BANCO DE MEXICO WERE USED.

THE ABOVE-MENTIONED STATEMENT B-15 ESTABLISHES RULES FOR THE TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES CONSIDERED AS FOREIGN ENTITIES, ON THE FOLLOWING BASIS: (I) THE FIGURES OF SUCH SUBSIDIARIES (PREVIOUSLY CONFORMED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO) ARE RESTATED BY APPLYING THE GENERAL INFLATION INDEX OF THE COUNTRY OF ORIGIN AND THEN TRANSLATED TO MEXICAN PESOS AT THE RATES OF EXCHANGES PREVAILING AT THE LATEST BALANCE SHEET DATE; (II) WHEN AN INVESTMENT IN A FOREING SUBSIDIARY HAS BEEN DESIGNATED AS AN ECONOMIC HEDGE OF A FOREIGN CURRENCY LIABILITY, ANY EXCHANGE DIFFERENCES ARISING FROM SUCH LIABILITY SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' "EQUITY UNDER THE CAPTION "CUMULATIVE TRANSLATION ADJUSTMENT".

OTHER SIGNIFICANT ACCOUNTING POLICES, INCLUDING THE CONCEPTS, METHODS AND CRITERIA RELATIVE TO THE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, ARE SUMMARIZED BELOW:

A. FOREIGN CURRENCY TRANSACTIONS

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE STATED IN MEXICAN CURRENCY AT THE RATES OF EXCHANGE IN EFFECT AT THE BALANCE-SHEET DATE. EXCHANGE DIFFERENCES ARISING FROM CHANGES IN THE EXCHANGE RATES BETWEEN THE TRANSACTION AND SETTLEMENT DATES, OR THE BALANCE-SHEET DATE, ARE CHARGED OR CREDITED TO INCOME.

EXCHANGE DIFFERENCES ARISING FROM HEDGED LIABILITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

B. TEMPORARY INVESTMENTS

THESE INVESTMENTS ARE STATED AT THEIR MARKET VALUE. DIFFERENCES ARISING BETWEEN THE AMOUNT AT THE INVESTMENT DATE AND BALANCE SHEET DATE ARE RECORDED IN COMPREHENSIVE FINANCING INCOME (COST).

C. INVENTORIES AND COST OF SALES

INVENTORIES ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COST (LATEST PURCHASE PRICES AND PRODUCTION COSTS FOR THE PERIOD) OR BY APPLYING THE FIRST-IN, FIRST-OUT (FIFO) METHOD OF INVENTORY VALUATION. THE AMOUNTS SHOWN FOR INVENTORIES DO NOT EXCEED MARKET VALUE.

COST OF SALES IS PRESENTED ON THE BASIS OF THE ESTIMATED REPLACEMENT COSTS PREVAILING ON THE DATES WHEN THE SALES WERE EFFECTED.

D. INVESTMENT IN SHARES AND OTHER INVESTMENTS

IN THE INDIVIDUAL BALANCE SHEET OF THE PARENT COMPANY, THE INVESTMENT IN SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. IN ACCORDANCE WITH THIS METHOD, THE CARRYING AMOUNT OF THE INVESTMENT IS MODIFIED TO REFLECT CHANGES OCCURRING AFTER THE ACQUISITION DATE IN THE STOCKHOLDERS' EQUITY ACCOUNTS OF THE INVESTEES.

THE OTHER INVESTMENTS, WHICH ARE INDIVIDUALLY INSIGNIFICANT AND/OR REPRESENT LESS THAN 10% OF THE CAPITAL STOCK OF THE ISSUERS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THEIR ORIGINAL COST, LESS A VALUATION ALLOWANCE WHERE REQUIRED.

E. PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

THESE ASSETS ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL COST, EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN OWNED BY THE MEXICAN SUBSIDIARIES, WHICH ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE GENERAL INFATION INDEX OF THE COUNTRY OF ORIGIN TO THE CORRESPONDING FOREIGN CURRENCY AMOUNTS AND TRANSLATING THOSE AMOUNTS TO PESOS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE ESTIMATED USEFUL LIVES OF THE ASSETS.

THE COMPREHENSIVE FINANCIAL COST ARISING FROM LIABILITIES CONTRACTED TO FINANCE CONSTRUCTION IN PROCESS IS CAPITALIZED AS PART OF THESE ASSETS UNTIL THEY BEGIN THEIR NORMAL OPERATIONS.

F. ACQUISITIONS AND INTANGIBLE ASSETS

I. COMPREHENSIVE FINANCING (EXPENSE) INCOME

THIS ITEM IS DETERMINED BY GROUPING IN THE STATEMENT OF INCOME ALL INTEREST AND OTHER FINANCIAL INCOME AND EXPENSE, EXCHANGE GAINS AND LOSES, AND THE GAIN OR LOSS ON MONETARY POSITION.

THE GAIN OR LOSS ON MONETARY POSITION REPRESENTS THE EFFECT OF INFLATION, AS MEASURED BY THE NCPI, ON THE COMPANY'S AVERAGE MONTHLY NET MONETARY ASSETS OR LIABILITIES DURING THE YEAR.

J. INCOME TAX AND EMPLOYEES' PROFIT SHARING

SAVIA AND EMPAQ AND THEIR RESPECTIVE SUBSIDIARIES CONSOLIDATE THEIR INCOME FOR TAX PURPOSES. THE COMPANIES IN THE INSURANCE SEGMENT CALCULATE THEIR TAXES INDIVIDUALLY.

UP TO 1999 INCOME TAX AND EMPLOYEES' PROFIT SHARING HAVE BEEN RECORDED USING INTERPERIOD ALLOCATION PROCEDURES UNDER THE PARTIAL LIABILITY METHOD. UNDER THIS METHOD THE EFFECT ON INCOME TAX AND PROFIT SHARING OF NONRECURRING TIMING DIFFERENCES BETWEEN TAXABLE INCOME AND FINANCIAL PRETAX INCOME WHICH ARE EXPECTED TO REVERSE IN AN IDENTIFIABLE TIME PERIOD IS RECORED AS DEFERRED INCOME TAX AND DEFERRED EMPLOYESS' PROFIT SHARING.

FROM JANUARY 1, 2000 ONWARDS THE COMPANY WILL ADOPT THE STANDARDS CONTAINED IN STATEMENT D-4 REVISED, "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING". THE ADOPTION OF THIS STATEMENT WILL REPRESENT A SIGNIFICANT CHANGE IN THE ACCOUNTING FOR INCOME TAX, IN THAT IF REPLACES THE PARTIAL LIABILITY METHOD APPLIED AT DECEMBER 31, 1999 BY THE COMPREHENSIVE ASSET AND LIABILITY METHOD. THE NEW METHOD OF ACCOUNTING WILL REQUIRE RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES FOR THE FUTURE TAX CONSEQUENCES ATTRIBUTABLE TO DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ALL ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES.

IN ACCORDANCE WITH THIS STATEMENT, THE ACCUMULATED EFFECT OF ITS ADOPTION AS OF JANUARY 1,2000 WILL BE CHARGED DIRECTLY TO STOCKHOLDERS' EQUITY. THE DEFERRED INCOME TAX ARISING FROM DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES OCURRING FROM JANUARY 1, 2000 ONWARDS WILL BASICALLY AFFECT THE INCOME OF EACH YEAR.

K. EARNINGS PER SHARE

EARNING PER SHARE COMPUTATIONS ARE BASED ON THE NET INCOME ATTRIBUTABLE TO THE MAJORITY INTEREST DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

L. CHANGES IN ACCOUNTING PRACTICES

IN AUGUST 2000, THE MIPA ISSUED STATEMENT B-4 "COMPREHENSIVE INCOME", EFFECTIVE FROM JANUARY 1, 2001 ONWARDS. THIS STATEMENT ESTABLISHES NEW GUIDELINES FOR REPORTING AND PRESENTING COMPREHENSIVE INCOME AND ITS COMPONENTS. IN ACCORDANCE WITH THIS STATEMENT, COMPREHENSIVE INCOME WILL INCLUDE THE NET INCOME FOR THE YEAR AND OTHER ITEMS THAT IN ACCORDANCE WITH OTHER STATEMENTS SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY AND ARE NOT CAPITAL CONTRIBUTIONS, REDUCTIONS OR CAPITAL DISTRIBUTIONS.

AS FROM JANUARY 1, 2001 STATEMENT C-2 "FINANCIAL INSTRUMENTS" ISSUED BY THE MIPA BECAME EFFECTIVE. UNDER THE PROVISIONS OF THIS STATEMENT, ALL DERIVATIVES ARE REQUIRED TO BE RECOGNIZED IN THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AND MEASURED AT FAIR MARKET VALUE.

INVENTORIES:

CONSOLIDATED INVENTORIES WERE MADE UP AS FOLLOWS:

SEEDS	$ 2,357,241
DIRECT MATERIALS	34,705
WORK IN PROCESS	485,319
FINISHED PRODUCTS	1,151,601
SPARE PARTS AND OTHER	496,204
	$ 4,525,070

PROPERTY, PLANT AND EQUIPMENT:

THE CONSOLIDATED CAPTION COMPRISED THE FOLLOWING:

LAND	$	567,631
BUILDINGS		1,791,492
MACHINERY AND EQUIPMENT		1,123,268
OFFICE EQUIPMENT		238,467
TRANSPORT EQUIPMENT		102,713
COMPUTER EQUIPMENT		67,520
CONSTRUCTIONS IN PROCESS		9,440
	$	3,900,531
LESS-ACCUMULATED DEPRECIATION		1,072,865
	$	2,827,666

DEPRECIATION CHARGED TO INCOME REPRESENTED APPROXIMATE AVERAGE ANNUAL RATES OF 5% FOR BUILDINGS AND 6% FOR MACHINERY AND EQUIPMENT.

CURRENT LIABILITIES:

UNSECURED BANK LOANS AND CURRENTS PORTION OF LONG-TERM DEBT	$	882,370
STOCK LOANS AND CURRENT PORTION OF LONG TERM STOCK LOANS		0
NOTES PAYABLE		6,222
SUPPLIERS		591,481
ACCOUNTS PAYABLE		1,502,568
WORKERS' PROFIT SHARING PAYABLE		43
	$	2,982,684

LONG-TERM DEBT:

SYNDICATED BANK LOAN, U.S. $293.2 MILLION, DUE 2002	$ 2,801,292
OTHER BANK LOANS, US$ 64.3 MILLION, DUE 2002	614,754
OTHER LOANS	501,286
	$ 3,917,332
LESS-CURRENT PORTION	645,166
LONG - TERM DEBT	$ 3,272,166

OTHER LIABILITIES:

ACCRUED PENSION AND SENIORITY PREMIUM COST	150,890
OTHER LIABILITIES	38,669
	$ 189,559

DEFERRED TAXES:

AS OF SEP. 30, 2001 SAVIA RECOGNIZED A CONSOLIDATED DEFERRED INCOME TAX ASSET OF $ 74,657 (THOUSANDS OF PESOS). AND A CONSOLIDATED ASSET INCOME TAX OF $ 77,443 (THOUSANDS OF PESOS)

STOCKHOLDERS EQUITY:

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOMINAL CAPITAL STOCK	$ 7,125
RESTATEMENT OF CAPITAL STOCK	1,491,917
RETAINED EARNINGS	5,343,487
RESTATEMENT OF RETAINED EARNINGS	6,209,928
LEGAL RESERVE	1,419
RESTATEMENT OF LEGAL RESERVE	298,244
REPURCHASE FUND OF SHARES	972,603
RESTATEMENT OF REPURCHASE FUND OF SHARES	1,432,198
GAIN FROM RESALE OF OWN SHARES	73,771
RESTATEMENT OF GAIN FROM RESALE OF OWN SHARES	20,165
PREMIUM SALE OF SHARES	0
RESTATEMENT OF PREMIUM ON SALE OF SHARES	2,498,497
NET (LOSS)INCOME FOR THE YEAR	(1,741,716)
CUMULATIVE TRANSLATION ADJUSTMENT	(926,000)
DEFERRED INCOME TAX EFFECT	(468,910)
DEFICIT ON RESTATEMENT OF CAPITAL	(6,587,029)
TOTAL MAJORITY INTEREST	8,625,699
MINORITARY INTEREST	991,120
TOTAL STOCKHOLDERS' EQUITY	$ 9,616,819

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMPAQUES PONDEROSA, S.A. DE C.V.	INVERSION ADQUISIC. Y ENAJENAC. DE ACC.	379,237,689	83.85	816,368	936,101
2 SEMINIS, INC.	PROD. DE SEMILL. PARA FRUT. Y HORT.	40,615,619	67.89	2,558,183	1,624,946
3 BIONOVA, S.A. DE C.V.	INV. EN SUBS. DE AGROBIOTECNOLOGIA	1,337,057,183	100.00	1,335,285	351,802
4 DESARROLLO INMOBILIARIO OMEGA, S.A. DE C.V.	CONSTRUCC. Y VENTA DE INMUEBLES	358,274,564	100.00	443,137	1,309,865
5 DESARROLLO FORESTAL, S.A. DE C.V.	EXPLOTACION DE VIVEROS FORESTALES	214,733,273	100.00	227,561	333,473
6 AGROMOD, S.A. DE C.V.	SIEMBRA Y CULTIVO FRUTAS Y HORTALIZAS	40,389,740	100.00	418,505	328,342
7 A.G. BIOTECH	INV. CIAS. INVEST. Y DES. EN BIOTECNOL.	484,848	100.00	42,493	68,930
8 PUBLIPROMO, S.A. DE C.V.	EVENTOS CULTURALES Y DEPORTIVOS	382,250,000	100.00	382,250	260,105
9 OPERADORA DE HARINAS DEL NORTE, S.A. DE C.V.	ELAB. Y VTA. DE PASTELES Y REPOSTERIA	49,988,000	100.00	44,473	62,861
10 AGROSERVICIOS MEGA, S.A. DE C.V.	COMERCIALIZ. DE FERT. AGROQ. Y EQ. AGRI	4,314,100	100.00	243,059	5,429
11 IND. DE ALIMENTOS CONG. Y DESH., S.A. DE C.V.	SERVICIOS DE RESTAURANTES	24,876,000	100.00	23,596	5,446
12 DISTRIBUCIONES ILIMITADAS, S.A. DE C.V.	ELABORACION Y VTA DE PASTELES Y REPOST.	10,872,000	100.00	10,839	(14,874)
13 OPERADORA DE REST. GALERIA, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	4,501,000	100.00	4,123	1,319
14 PROMOCION Y DIST. COMERCIAL, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	1,358,380,000	100.00	154,865	(344,349)
15 SERVASA, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	614,835	100.00	543,345	255,265
16 INDUSTRIAL CAPITAL	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	23,169,000	100.00	(348)	(348)
17 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	(1,026)
TOTAL INVESTMENT IN SUBSIDIARIES				**7,247,734**	**5,183,287**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	56,966
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				***0***	**56,966**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**5,240,253**

26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,631,153	678,586	952,567	160,339	19,996	1,092,910
MACHINERY	1,014,051	157,843	856,208	109,217	54,871	910,554
TRANSPORT EQUIPMENT	85,415	44,508	40,907	17,298	13,209	44,996
OFFICE EQUIPMENT	194,978	26,859	168,119	43,490	29,564	182,045
COMPUTER EQUIPMENT	53,613	35,718	17,895	13,907	11,711	20,091
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,979,210**	**943,514**	**2,035,696**	**344,251**	**129,351**	**2,250,596**
NOT DEPRECIATION ASSETS						
GROUNDS	538,243	0	538,243	29,387	0	567,630
CONSTRUCTIONS IN PROCESS	9,440	0	9,440	0	0	9,440
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**547,683**	**0**	**547,683**	**29,387**	**0**	**577,070**
TOTAL	**3,526,893**	**943,514**	**2,583,379**	**373,638**	**129,351**	**2,827,666**

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
Bansi	30/11/2000	22.00	0	0	0	5,000	0	0	0	0	0	0	0	0	0	0
Northwest Bank	10/01/2000	10.00	0	0	0	0	0	0	0	0	0	34,791	0	0	0	0
Bank One	11/01/2000	10.00	0	0	0	0	0	0	0	0	0	9,529	0	0	0	0
BBVA	29/06/2001	8.00	0	0	0	0	79,349	0	0	0	0	0	0	0	0	0
Banamex	29/06/2001	8.00	0	0	0	0	83,621	0	0	0	0	0	0	0	0	0
Chase	29/06/2001	6.00	0	0	0	0	0	0	0	0	0	0	200,223	0	0	0
Bank of America	29/06/2001	6.00	0	0	0	0	0	0	0	0	0	0	192,100	0	0	0
Chase & Bank of America	29/06/2001	6.00	0	0	0	0	0	0	0	0	0	0	59,461	0	0	0
Harris Trust and Savings Ban	06/01/1999	9.50	0	0	0	0	0	0	0	0	0	601,915	2,199,377	0	0	0
Korean bank loans	08/01/1996	9.20	0	0	0	0	0	0	0	0	25,500	0	0	0	0	0
Korean government loans	01/01/1996	5.00	0	0	0	0	0	0	0	0	0	3,564	3,554	2,188	2,627	6,755
India bank loans	01/01/1996	10.70	0	0	0	0	0	0	0	0	4,481	105	29	0	0	0
Italian short-term borrowing	08/01/1998	6.60	0	0	0	0	0	0	0	0	71,532	0	0	0	0	0
Italian government research	06/01/1996	5.60	0	0	0	0	0	0	0	0	0	2,293	2,379	0	0	0
Loan payable to U.S. citizen	06/01/1990	13.00	0	0	0	0	0	0	0	0	0	1,185	1,347	1,538	1,748	1,987
Spanish short-term borrowing	08/01/1998	5.60	0	0	0	0	0	0	0	0	23,780	0	0	0	0	0
Spanish government research	11/01/1989	7.40	0	0	0	0	0	0	0	0	0	2,427	707	707	850	2,904
France credit line	06/01/1999	3.60	0	0	0	0	0	0	0	0	0	316	315	314	312	250
Japanese bank loan	11/01/1996	2.70	0	0	0	0	0	0	0	0	0	1,242	1,404	1,567	1,567	1,710
Chilean short-term borrowing	07/01/1998	6.40	0	0	0	0	0	0	0	0	58,519	0	0	0	0	0
Peruvian bank loan	09/01/1997	9.00	0	0	0	0	0	0	0	0	592	8,962	0	0	0	0
General Electric Capital (U.	01/01/1998	7.50	0	0	0	0	0	0	0	0	0	1,357	1,462	1,576	1,701	4,510
General Electric Capital (U.	03/01/2000	8.30	0	0	0	0	0	0	0	0	0	16,825	16,825	16,825	16,823	75,698
Capital lease obligation pay	12/01/1991	7.60	0	0	0	0	0	0	0	0	0	649	850	938	1,026	2,454
Other bank borrowings all fo			0	0	0	0	0	0	0	0	3,478	4,328	191	172	164	671
OTHER FINANCIAL ENTITIES																
Otros Leasing	03/01/2001	1.00	0	0	0	0	0	0	0	0	0	0	7,155	0	0	0
TOTAL BANKS			0	0	0	5,000	162,970	0	0	0	187,882	689,488	2,687,379	25,825	26,818	96,939

28

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
Proveedores varios de Agrose	30/09/2001	0.00	3,045	0	0	0	0	0	0	0	0	0	0	0	0	0
Corp. Krone	30/09/2001	0.00	2,451	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores varios de Omega	30/09/2001	0.00	89	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores varios de Bionov	12/01/2000	0.00	0	0	0	0	0	0	0	0	142,451	0	0	0	0	0
Proveedores varios de Restau	15/09/2001	0.00	2,212	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores de Publipromo	30/09/2001	0.00	570	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores de seminis en US	30/09/2001	0.00	0	0	0	0	0	0	0	0	288,394	0	0	0	0	0
Proveedores de seminis en As	30/09/2001	0.00	0	0	0	0	0	0	0	0	49,758	0	0	0	0	0
Proveedores de seminis en Ho	30/09/2001	0.00	0	0	0	0	0	0	0	0	43,376	0	0	0	0	0
Proveedores de seminis en Eu	30/09/2001	0.00	0	0	0	0	0	0	0	0	42,411	0	0	0	0	0
Otros	15/09/2001	0.00	16,724	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			25,091	0	0	0	0	0	0	0	566,390	0	0	0	0	0
OTROS			25,703	86,414	0	74,159	185,771	0	0	0	0	741,290	50	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			25,703	86,414	0	74,159	185,771	0	0	0	0	741,290	50	0	0	0
			50,794	86,414	0	79,159	348,741	0	0	0	754,272	1,430,778	2,687,429	25,825	26,818	96,939

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	45,819	437,763	0	0	437,763
OTHER	13,809	131,931	0	0	131,931
TOTAL	**59,628**	**569,694**			**569,694**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,743	35,762	0	0	35,762
INVESTMENTS	0	0	0	0	0
OTHER	782,211	7,473,398	146	1,748	7,475,146
TOTAL	**785,954**	**7,509,160**	**146**	**1,748**	**7,510,908**
NET BALANCE	**(726,326)**	**(6,939,466)**	**(146)**	**(1,748)**	**(6,941,214)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**379,203**	**3,622,983**	**53**	**507**	**3,623,490**
LIABILITIES POSITION	**570,410**	**5,449,812**	**16**	**149**	**5,449,961**
SHORT TERM LIABILITIES POSITION	236,970	2,264,060	16	149	2,264,209
LONG TERM LIABILITIES POSITION	333,440	3,185,752	0	0	3,185,752
NET BALANCE	**(191,207)**	**(1,826,829)**	**37**	**358**	**(1,826,471)**

NOTES

(1) EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION FUE DE 9.5542 PESOS POR DOLAR NORTEAMERICANO, PUBLICADO POR EL BANCO DE MEXICO EN EL DIARIO OFICIAL DE LA FEDERACION:

DOLAR CANADIENCE 6.0462
LIBRA ESTERLINA 14.0466
MARCO ALEMAN 4.4781
FRANCO SUIZO 5.9192

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: 3 YEAR: **2001**
SAVIA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,727,431	9,117,575	4,390,144	0.55	24,146
FEBRUARY	4,691,926	9,297,861	4,605,935	0.07	(3,224)
MARCH	4,617,680	9,337,947	4,720,267	0.63	29,738
APRIL	4,497,574	9,376,872	4,879,127	0.50	24,396
MAY	4,650,286	9,166,246	4,515,960	0.23	10,387
JUNE	6,082,282	9,883,362	3,801,080	0.24	9,123
JULY	6,216,734	4,936,432	(1,280,301)	0.26	3,329
AUGUST	6,118,524	5,519,997	(598,527)	0.59	(3,531)
SEPTEMBER	6,245,711	5,633,201	(612,511)	0.93	(5,696)
ACTUALIZATION:	0	0	0	0.00	12,172
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	93,087
OTHER	0	0	0	0.00	0
TOTAL					**193,927**

NOTES

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
Seminis:		0	0
-Saticoy, California	Vegetable Seed Processing	9,000	0
-Filer, Idaho	Vegetable Seed Processing	35,000	0
-Nampa, Idaho	Vegetable Seed Processing	18,000	90
-Warden, Washington	Vegetable Seed Processing	38,000	85
-Gonzales, California	Vegetable Seed Processing	7,200	0
-San Quintin, Mexico	Vegetable Seed Processing	2,800	30
-Santiago, Chile	Vegetable Seed Processing	2,800	95
-Enkhuizen, The Netherlands	Vegetable Seed Processing	16,000	85
-Oxnard, California	Vegetable Seed Processing	15,000	70
Bionova:		0	0
-Culiacán, Sin (Agrobionova)	Producción de frutas y vegetales	1,425	75
-Nogales, Arizona (R.B. Pack	Comercializ. De prod. Frescos	10,000,000	0
-Guad, Jalisco (Interfruver)	Comercializ. De prod. Frescos	14,500,000	0
-Montreal, Canada (Premier)	Comercializ. De prod. Frescos	2,700,000	0
-Los Angeles (Tanimura)	Comercializ. De prod. Frescos	4,200,000	0
-San Diego, Cal. (R.B. Packi	Comercializ. De prod. Frescos	3,800,000	0

NOTES

LA CAPACIDAD EN SEMINIS REPRESENTA MILES DE LIBRAS PROCESADAS POR AÑO
LA CAPACIDAD EN BIONOVA HOLDING REPRESENTA CAJAS COMERCIALIZADAS POR AÑO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **3** YEAR: **2001**
SAVIA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
Productor de Semillas Domésti	Emerald Farms, U.S.A.				4.60
Productor de Semillas Domésti	Vann Brothers, U.S.A.				4.20
Productor de Semillas Domésti	Yulee Seed Co., Inc., U.S.A.				4.90
Productor de Semillas Domésti	Griffith & Parker, U.S.A.				2.80
Productor de Semillas Domésti	Central Oregon Seeds, U.S.A.				2.90
Productor de Semillas Domésti	Desert Sun Farms, Inc., U.S.A				2.10
Productor de Semillas Domésti	Jerry Inouye, U.S.A.				1.60
Productor de Semillas Domésti	Silver Creek Farms, U.S.A.				1.30
Productor de Semillas Domésti	Valley Home, Inc., U.S.A.				1.50
Productor de Semillas Domésti	Guidotti Brothers, U.S.A.				1.50
Productor de Semillas Domésti	Matteoli Brothers, U.S.A.				1.10
Productor de Semillas Domésti	Seeds by Design Inc., U.S.A.				1.00
Productor de Semillas Domésti	Dobler & Sons				1.60
Productor de Semillas Domésti	Tropica Seeds				1.20
Productor de Semillas Domésti	Stahl Hutterian Brethren				1.10
Productor de Semillas Domésti	Kehl Farms & Borthwest Farm C				1.10
		Productor Extranjero	Indo American, India	No	1.90
Resto de proveedores no mayor					63.60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROSERVICIOS:							
-AGROQUIMICOS			8,050,623	36,268		GRAMOXONE	INGENIO PEDERNALE
-FERTILIZANTES			21,484,039	43,285		CAPTAN	PRODUCTORES DE CA
-EQUIPO DE RIEGO			336,949	958		GRAMOCIL	
-SEMILLAS			175,982	24,179		PROWL	
-MAQUINARIA Y EQUI			354,379	7,881			
-INVERNADEROS			3,578,101	8,436			
-OTROS				868			
AGROMOD:							
PLANTULA DE BANANO			40,808	243			
PLANTULA DE PAPAYA			38,809	77			
PLANTULA DE PIÑA			274,455	1,130			
AGAVE			163,112	14,462			
ANALISIS			1,698	486			
MATERIAL BIOLOGICO			409,226	2,281			
MANGO ATAULFO			4,315	46			
CHILE JALAPEÑO			35,000	547			
TALLOS DE BAMBU			124,530	936			
TABACO				632			
SEMILLAS			408	1,346			
OTROS NEGOCIOS:				183,282			
T O T A L				327,343			

35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROBIOTECNOLOGIA:							
-SEMINIS, INC.							
-SEMILLAS TOMATE			137	537,235	EEUU	ASGROW	AMC
-SEMILLAS PIMIENTO			68	313,326	EUROPA	BRUINSMA	UNIFERT
-SEMILLAS PEPINO			481	359,246		GENECORP	TSL SEED
-SEMILLAS Melon			83	190,892		PETOSEED	KEITHLY - WILLIAMS
-SEMILLAS SANDIA			205	119,166		ROYAL SLUIS	BOLTHOUSE
-SEMILLAS CALABACI			288	150,052			
-SEMILLAS BROCOLI			20	77,472			
-SEMILLAS COLIFLOR			33	97,662			
-SEMILLAS COL			47	49,300			
-SEMILLAS LECHUGA			59	103,015			
-SEMILLAS ESPINACA			664	96,488			
-SEMILLAS ZANAHORI			647	107,287			
-SEMILLAS CEBOLLA			282	205,804			
-SEMILLAS CHICHARO			17,288	205,748			
-SEMILLAS FRIJOL			6,235	232,398			
-SEMILLAS MAIZ			601	67,377			
-OTRAS SEMILLAS			976	370,966			
-OTROS PRODUCTOS				265,666			
DNAP							
-TOMATE BOLA			2,137,000	292,871	EEUU	PREMIER	EEUU
-TOMATE INVERNADER			271,000	37,225	CANADA	MASTER TOUCH	CANADA
-TOTAME ROMA			1,427,000	182,650			
-TOMATE CHERRY			123,000	12,887			
-TOMATE UVA			240,000	37,562			
-CHILE MORRON VERD			556,000	147,996			
-CHILE MORRON COLO			523,000	122,665			
-CHILE PICANTE			51,000	12,373			
-CEBOLLA			95,000	13,419			
-PEPINO			327,000	54,898			
-CALABAZA			237,000	30,489			
-BERENJENA			16,000	3,084			
-SANDIA			78,000	26,412			
-MELON			742,000	114,830			
-MANZANA			100,000	28,309			
-UVA			612,000	150,070			
-MANGO			130,000	8,597			
-PAPAYA			165,000	26,199			
-FRESA			104,000	17,567			
-OTROS			1,423,561	304,862			
AGROMOD							
-PLANTULAS VARIAS			300,092	326	HOLANDA	CORDILINEA	PHOTOS PLANT, B.V.
TOTAL				5,174,391			

36

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

NOTES

EN SEMINIS, EL VOLUNEN REPRESENTA MILES DE KILOGRAMOS DE SEMILLAS.
EN AGROMOD, EL VOLUMEN REPRESENTA NUMERO DE PLANTULAS.
EN DNAP, EL VOLUMEN REPRESENTA MILES DE CAJAS.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000**	4,341,340
Number of shares Outstanding at the Date of the NFEA: (Units)	462,067,659

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001	4,488,425
Number of shares Outstanding at the Date of the NFEA: (Units)	462,067,659

STOCK EXCHANGE CO **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	462,067,659

STOCK EXCHANGE CO SAVIA QUARTER: 3 YEAR: 2001

RAZON SOCIAL: **SAVIA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 462,067,659

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		1	462,067,659			462,067,659	7,125	
TOTAL			**462,067,659**	**0**	**0**	**462,067,659**	**7,125**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
462,067,659
SHARES PROPORTION BY :

CPO'S : 4
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	8,525,275	43.26750	1.58000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 22/12/200 02:07

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SAVIA, S.A. DE C.V.
DO MICILIO: BATALLON DE SAN PATRICIO 111 TORRE COMERCIAL AMER
COLONIA: VALLE ORIENTE
C. POSTAL: 66269
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 399-08-30
FAX: 399-08-57 **AUTOMATICO:** X
E-MAIL: fjgarza@savia.com.mx.
DIRECCION DE INTERNET www.savia.com.mx.

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SAV7309127X5
DOMICILIO BATALLON DE SAN PATRICIO 111
COLONIA: VALLE ORIENTE
C. POSTAL: 66269
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA. ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. FRANCISCO GARZA BARBOSA
DOMICILIO: BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA: VALLE ORIENTE
C. POSTAL: 66269
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 399-08-71
FAX: 399-08-57

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING. ALFONSO ROMO GARZA
DOMICILIO: AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA: VALLE DEL CAMPESTRE
C. POSTAL: 66265
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: CONM. 399-56-00 Y DCTO. 356-70-32
FAX: 356-73-96
E-MAIL: xxx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: XXX
NOMBRE: XXX XXX XXX XXX
DOMICILIO: XXX
COLONIA: XXX
C. POSTAL: 999
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: SAVIA FECHA: 22/12/200 02:07

TELEFONO:	XXX
FAX:	XXX
E-MAIL:	XXX

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO # 111 EDIFICIO TORRE COMER
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 22/12/200 02:07

DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	C.P. ENRIQUE OSORIO LOPEZ
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-60 Y 399-08-53
FAX:	399-08-58
E-MAIL:	XXX

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **SEPTEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO GARZA BARBOSA
APODERADO

LIC. RUBEN MARTINEZ DONDE
APODERADO

SAN PEDRO GARZA GARCIA, NL, AT DECEMBER 22 OF 2001